GSV Capital Corp.

November 6, 2018

VIA EDGAR

Dominic Minore, Senior Counsel

Jason Fox, Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp. Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-191307)

Dear Messrs. Minore and Fox:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, GSV Capital Corp. hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on November 7, 2018, at 12:00 p.m., ET, or as soon thereafter as practicable.

GSV Capital Corp.

By:	/s/ Mark D. Klein
Mark D. Klein
Chief Executive Officer and President